UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42606

CONCORDE INTERNATIONAL GROUP LTD

(Exact Name of Registrant as Specified in Its Charter)

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Completion of Merger

On March 18, 2026, Concorde International Group Ltd. (the “Company” or “CIGL”), completed the previously announced transaction with YOOV Group Holding Limited (“YOOV”), pursuant to an Agreement and Plan of Merger dated February 3, 2026 (the “Merger Agreement”) and a waiver agreement dated March 18, 2026 (the “Waiver Agreement”), by and between CIGL and YOOV. Upon the completion of the transaction, YOOV became a wholly owned subsidiary of the Company.

In connection with the closing of the Merger (the “Closing”), the Company has issued 200,000,000 newly issued Class A ordinary shares to shareholders of YOOV. Immediately after the Closing, the total number of the Company’s outstanding ordinary shares is 226,985,468 ordinary shares, comprising of 206,674,356 Class A ordinary shares and 20,311,112 Class B ordinary shares.

The foregoing description of the Merger, the Merger Agreement and the Waiver Agreement is not complete and is subject to and qualified in its entirety by reference to the full text of such documents, a copy of which are filed as Exhibits 10.1 and 99.1 hereto, respectively, and incorporated herein by reference.

Appointment of New Directors

Effective as of March 18, 2026, Wong Ling Yan Philip was appointed as director and co-chief executive officer of the Company, and Tan Poh Chen Agnes was appointed as director of the Company by the existing members of the board of directors (the “Board”) unanimously pursuant to the Second Amended and Restated Memorandum and Articles of the Company and the Merger Agreement.

Mr. Wong Ling Yan Philip, aged 45, founded YOOV in 2016 and currently is its chief executive officer and chairman of the board, overseeing the company’s overall corporate strategy, fundraising, and investor relations. Mr. Wong has more than 20 years of experience in real estate and information technology industries, undertaking core responsibilities including corporate finance and technology business development. Prior to YOOV, in 2012, he established several education centers in Hong Kong, which solidified his track record as a serial entrepreneur with a proven exit. Mr. Wong commenced his professional career in 2007 with Wachovia Bank and Wells Fargo Bank, where he focused on corporate and investment banking for real estate. Mr. Wong holds a Master of Business Administration from The Chinese University of Hong Kong and is also a registered professional surveyor.

Ms. Tan Poh Chen Agnes, aged 54, has served as an executive wealth manager at Infinity Financial Advisory Pte Ltd since 2024. Ms. Tan has over 20 years of experience in financial advisory and corporate risk consultancy. In her current capacity at Infinity Financial Advisory Pte Ltd, Ms. Tan specializes in insurance planning, investment advisory and corporate risk management. Prior to this appointment, from 2005 onwards, she worked at Manulife Singapore and Financial Alliance Pte Ltd, where she focused on delivering financial consultation services. Her professional qualifications include the Chartered Financial Consultant (ChFC, 2020), Associate Financial Consultant (AFC, 2016), Collective Investment Schemes II (M8A, 2013), Life Insurance & Investment-Linked Policies II (M9A, 2013), Collective Investment Schemes (M8, 2010), and Life Insurance & Investment-Linked Policies (M9, 2004).

EXHIBIT INDEX

Exhibit No.	Description
10.1	Agreement and Plan of Merger dated February 3, 2026, by and between the Company and YOOV Group Holding Limited
99.1	Waiver Agreement dated March 18, 2026, by and between the Company and YOOV Group Holding Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2026	CONCORDE INTERNATIONAL GROUP LTD.

	By:	/s/ Swee Kheng Chua
	Name:	Swee Kheng Chua
	Title:	Chief Executive Officer and Chairman

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